

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2025

Yoav Zeif
Chief Executive Officer
Stratasys Ltd.
c/o Stratasys, Inc.
5995 Opus Parkway
Minnetonka, MN 55343

   Re: Stratasys Ltd.
     Registration Statement on Form F-3
     Filed August 13, 2025
     File No. 333-289567

Dear Yoav Zeif:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Edwin Kim at 202-551-3297 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Technology

cc: Jonathan M. Nathan, Esq.